UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

AXIM Biotechnologies, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
05463J 107
(CUSIP Number)
John W. Huemoeller II
6191 Cornerstone Court, E., Suite 114
San Diego, CA 92121
(858)923-4422
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
March 19, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05463J 107	13D	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Glycodots, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 19,800,000
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 19,800,000
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,800,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.34%
14.	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. 05463J 107	13D	Page 3 of 5 Pages

Item 1.  Security and Issuer.

 This Schedule 13D relates to the common stock, par value $.0001 per share, (the “Shares”) of AXIM Biotechnologies, Inc., a Nevada corporation (the “Company” or the “Issuer”).  The principal executive offices of the Company are 6191 Cornerstone Court, E., Suite 114, San Diego, CA 92121.

Item 2.  Identity and Background.

(a)  This statement is filed by Glycodots, LLC (the “Reporting Person”) an Arizona limited liability company.

(b)  The principal business of Glycodots, LLC is a holding company.

(c)  The Reporting Person’s principal address is 3904 Caminito Silvera, San Diego, CA 92122.

(d) The Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e) The Reporting Person has not been a party to a civil proceeding of a judicial or administrative body resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.  Source or Amount of Funds or Other Consideration.

 Reporting Person received the shares pursuant to a share exchange with the Company whereby Reporting Person exchanged 100% of the Sapphire Biotech, Inc. shares of common stock held by Reporting Person for 19,800,000 shares of common stock of the Company.

Item 4.  Purpose of Transaction.

The Reporting Person acquired the shares, and holds the shares of the Issuer for investment purposes. Depending on the factors discussed herein, the Reporting Person may, from time to time, acquire additional shares of common stock and/or retain and/or sell all or a portion of the shares of common stock held by the Reporting Person in the open market or in privately negotiated transactions, and/or may distribute the common stock held by the Reporting Person to other entities. Any actions the Reporting Person might undertake will be dependent upon the Reporting Person’s review of numerous factors, including, among other things, the price levels of the common stock, general market and economic conditions, ongoing evaluation of the Issuer’s business, financial condition, operations and prospects, the relative attractiveness of alternative business and investment opportunities, investor’s need for liquidity, and other future developments. Any future acquisitions of common stock will be subject to the Company’s policies, including its insider trading policy, as applicable.  Except as set forth above, the Reporting Person has no present plans or intentions which would result in or relate to any of the transactions described herein this Item 4.

CUSIP No. 05463J 107	13D	Page 4 of 5 Pages

Item 5.  Interest in Securities of the Issuer.

 (a)  The aggregate number of shares of common stock to which this Schedule 13D relates is 19,800,000 shares.  The shares represent approximately 14.34% of the common stock outstanding as of March 19, 2020.

(b)  Reporting Person has sole voting and dispositive power over the shares of common stock in which Reporting Person owns.

(c)  See Item 3, above.

(d)  Not Applicable.

(e)  Not Applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

 None

Item 7.  Material to Be Filed as Exhibits.

Exhibit A:   Share Exchange Agreement dated March 17, 2020, filed as Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on March 19, 2020.

CUSIP No. 05463J 107	13D	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Glycodots, LLC

/s/ Maria Gonzalez
Maria Gonzalez
Its: Manager